Armco Metals Holdings, Inc.

One Waters Park Drive

Suite 98

San Mateo, CA 94403

telephone: (650) 212-7620

‘CORRESP’

July 28, 2014

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Armco Metals Holdings, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2013

Filed April 4, 2014

File No. 001-34631

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated July 14, 2014 on the above-captioned report. This letter shall serve as our request to extend the timeframe for the Company to respond to the letter and amend the filing by an additional ten (10) days to provide the Company additional time to complete its responses to the comments.

Sincerely,

/s/ Kexuan Yao

Kexuan Yao

President and Chief Executive Officer